*VW 3/13/14

14047026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 69004 |

SEC MAIL PROCESSING RECEIVED MAR 04 2014 189

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayes Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Jefferson Avenue, Suite #2
(No. and Street)

Westwood (City) NJ (State) 07675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Grifonetti 201-232-3554
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike, Suite 202, Florham Park, NJ 07932
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/14

## OATH OR AFFIRMATION

I, John Grifonetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayes Capital LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

WILLIAM J. NIGRO
Notary Public of New Jersey
My Commission Expires 05/13/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent auditors' report on internal control structure.

## Bayes Capital LLC

**Contents**
**December 31, 2013**

UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# Independent Auditors' Report

To the Member of
Bayes Capital LLC

We have audited the accompanying statement of financial condition of Bayes Capital LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bayes Capital LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2014

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

## Bayes Capital LLC

**Statement of Financial Condition**
**December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 24,968 |
| Clearing deposits | | 200,000 |
| Receivable from clearing organizations | | 6,469 |
| Due from affiliate | | 2,094 |
| **Total assets** | $ | 233,531 |
| | | |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 11,387 |
| Due to affiliates | | 7,502 |
| Sales commission payable | | 5,310 |
| | | 24,199 |
| **Member's equity** | | 209,332 |
| **Total liabilities and member's equity** | $ | 233,531 |

*The accompanying notes are an integral part of the financial statement.*

## 1. Organization and Business

Bayes Capital LLC (the "Company"), a Delaware limited liability company, was formed in July 2011 and received approval to operate as a licensed broker dealer on January 29, 2013. The Company is a wholly owned subsidiary of BCM Holdings LLC (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). It maintains its main branch office in the state of New Jersey. In addition, the Company is registered in several other states. The Company will continue in perpetuity unless it meets certain criteria as stipulated in the agreement.

The Company is an institutional introducing broker. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. Wedbush, Inc. ("Wedbush") and Industrial and Commercial Bank of China ("ICBC") are the Company's clearing brokers.

## 2. Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting policies used in preparing the financial statement:

*Use of Estimates*

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statement. Actual results could differ from those estimates.

*Cash*

At December 31, 2013, cash includes amounts on hand and on deposit at financial institutions.

*Clearing Deposits*

Clearing deposits include minimum cash deposit requirements between the Company and its clearing brokers, Wedbush and ICBC.

*Receivable from Clearing Organizations*

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

*Income Taxes*

No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

## 2. Summary of Significant Accounting Policies (continued)

*Income Taxes (continued)*

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2013, the Parent's U.S. federal return and state returns for the years 2011 onward are open under the normal statute of limitations. As of December 31, 2013, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

## 3. Related-Party Transactions

The Company has entered into an expense sharing agreement with the Parent. At December 31, 2013, pursuant to the terms of this agreement, the Company owed the Parent $5,766 which is included in due to affiliates on the statement of financial condition. In addition, the Company and Parent may pay expenses on each other's behalf, which are subsequently reimbursed. As of December 31, 2013, the amount due from the Company to the Parent was $1,236 and the amount due to the Company from the Parent was $2,094. Such amounts are reflected in their respective categories on the statement of financial condition.

## 4. Concentration of Credit Risk and Financial Instruments with Off-Balance-Sheet Credit Risk

The Company's cash balance, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, and payment and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $207,238, which was $202,238 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

## 6. Subsequent Events

The Company's management has evaluated the period from January 1, 2014 to February 24, 2014, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. No material subsequent events were identified.

UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# Independent Auditors' Report on Internal Control Structure

To the Member of
Bayes Capital LLC

In planning and performing our audit of the financial statement of Bayes Capital LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding the Company's assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding the Company's assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2014